UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Blackridge Technology International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

39927Q 100

(CUSIP Number)

March 31, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 39927Q 100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS CONYERS INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,015,184
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,015,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,015,184(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Includes 704,178 shares of common stock which the reporting person has the right to acquire through the exercise of a warrant.

CUSIP No. 39927Q 100	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Thomas Peterffy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,015,184
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,015,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,015,184(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 704,178 shares of common stock which the reporting person has the right to acquire through the exercise of a warrant.

CUSIP No. 39927Q 100	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Christopher Uzpen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,015,184
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,015,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,015,184(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 704,178 shares of common stock which the reporting person has the right to acquire through the exercise of a warrant.

CUSIP No. 39927Q 100	Page 5 of 8 Pages

Item 1(a)  Name of Issuer:

Blackridge Technology International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

10615 Professional Circle, Suite 201

Reno, NV 89521

Item 2(a)  Name of Person Filing:

This statement is filed by the entity and persons listed below, who are collectively referred to herein as "Reporting Persons":

(1)	Conyers Investments LLC ("Conyers").
(2)	Mr. Thomas Peterffy ("Mr. Peterffy"), with respect to the shares held by Conyers.
(3)	Mr. Christopher Uzpen ("Mr. Uzpen"), with respect to the shares held by Conyers.

Each of the Mr. Peterffy and Mr. Uzpen (the “Reporting Individuals”) is a Manager of Conyers and share voting and dispositive power with respect to the shares owned by Conyers. Mr. Uzpen disclaims any beneficial ownership of any the shares held by Conyers.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

Phillips Point East #1001

777 S. Flagler Drive

West Palm Beach, FL 33401

Item 2(c)  Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e)  CUSIP Number:

39927Q 100

CUSIP No. 39927Q 100	Page 6 of 8 Pages

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________

Item 4.  Ownership:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 75,787,263 shares of Common Stock issued and outstanding as of November 14, 2017 plus 704,178 shares which the reporting person has the right to acquire through the exercise of a warrant (the “Warrants”).

Each of the Reporting Individuals, as Managers of Conyers, with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Warrants held by, Conyers. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Mr. Uzpen disclaims any beneficial ownership of any such shares of Common Stock.

CUSIP No. 39927Q 100	Page 7 of 8 Pages

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable/

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: January 4, 2018

CONYERS INVESTMENTS LLC

By: /s/ Christopher Uzpen

Name: Christopher Uzpen

Its: Manager

/s/ Thomas Peterffy

Name: Thomas Peterffy

/s/ Christopher Uzpen

Name: Christopher Uzpen

Exhibit 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: January 4, 2018

CONYERS INVESTMENTS LLC

By: /s/ Christopher Uzpen

Name: Christopher Uzpen

Its: Manager

/s/ Thomas Peterffy

Name: Thomas Peterffy

/s/ Christopher Uzpen

Name: Christopher Uzpen